PROXY MEMORANDUM

To:	Bristol-Myers Squibb Company Shareholders
Subject:	Shareholder resolution on extent to which risks related to public concern over drug pricing are integrated into incentive compensation policies for senior executives
Date:	March 23, 2018
Contact:	Donna Meyer, Director of Shareholder Advocacy, dmeyer@mercyinvestments.org

At the upcoming Bristol-Myers Squibb Company (“BMS” or the “Company”) annual shareholders’ meeting on May 1, 2018, shareholders will have the opportunity to vote on a Proposal (the “Proposal”) sponsored by multiple shareholders1 to disclose how BMS considers risks stemming from public concern over high drug prices in setting incentive pay arrangements for senior executives. We urge you to vote FOR proposal #4 as described below.

RESOLVED, that shareholders of Bristol-Myers Squibb Company (“BMS”) urge the Compensation Committee (the “Committee”) to report annually to shareholders on the extent to which risks related to public concern over drug pricing strategies are integrated into BMS’ incentive compensation policies, plans and programs (together, “arrangements”) for senior executives. The report should include, but need not be limited to, discussion of whether incentive compensation arrangements reward, or not penalize, senior executives for (i) adopting pricing strategies, or making and honoring commitments about pricing, that incorporate public concern regarding the level or rate of increase in prescription drug prices; and (ii) considering risks related to drug pricing when allocating capital.

The core request of the Proposal is for the Board to explain whether and how BMS’ incentive compensation arrangements, individually and as a whole, incorporate public concern about high drug prices.  The Proposal asks how incentive compensation arrangements encourage senior executives to behave consistent with the Company’s professed goal of “providing access to our prescription medicines at fair prices . . . .” 2

We believe that incentive compensation programs should not just encourage executives to achieve financial objectives, but also to manage key business risks effectively. Bristol-Myers Squibb in its 2018 proxy statement spoke of its compensation philosophy of aligning pay to achieving short- and long-term goals, employee engagement, achieving its mission and delivering value to shareholders.3  BMS uses revenue and non-GAAP earnings per share, along with a pipeline goal and individual performance factors, as metrics for the annual bonus, and revenue and non-GAAP operating margin as metrics for performance share unit awards.4

1 Mercy Investment Services, Inc.; Trinity Health; UAW Retiree Medical Benefits Trust; The Sisters of St. Francis of Philadelphia; Boston Common Asset Management, LLC; Friends Fiduciary Corporation; American Baptist Home Mission Societies; Daughters of Charity, Province of St. Louise; Mercy Health; School Sisters of Notre Dame Cooperative Investment Fund; Catholic Health Initiatives; Monasterio de San Benito
2 https://www.bms.com/about-us/responsibility/position-on-key-issues/pricing.html
3 2018 Bristol-Myers Squibb Def14a, p. 31
4 ibid. pp. 41-42, 44-45

Reactions of the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge, in our view, to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

▪
They may damage corporate reputation, as illustrated by Mylan’s 2016 EpiPen controversy. According to Gallup, the pharmaceutical industry’s favorability rating stands at 33 percent, lower than the 23 other industries included in the poll.[4] Poor reputation can make it more difficult to recruit and retain talented employees.[5]

▪
BMS’ cancer drugs were the focus of “The High Cost of Living With Cancer.”[6]  BMS’ shift over the last several years to focus on immune-oncology drugs, which tend to have high price tags, seems likely to increase pricing-related pressures in the future.

▪
High prices may spur regulatory intervention. Legislation has been passed in several states addressing pricing-related issues, including notice of intended price increases, and many more measures have been introduced and advanced through committee.[7]

America’s Health Insurance Plans (AHIP) found that in 2007, the price of Sprycel, a leukemia treatment from BMS, cost $87.60 (using Bloomberg data). By 2014, the price had increased 133 percent to $203 per pill.  This type of price increase poses a challenge to health care providers and payers who seek to treat patients.8 Some companies have responded to public concerns about prices by committing not to raise prices by more than a certain amount per year. For example, Sanofi committed to limiting price increases to the national health expenditure growth projection, which was 5.4 percent in 2017.9 We are concerned that BMS’ incentive pay arrangements, which use revenue and earnings per share targets to determine payouts, may overlook the pricing pressure risks the company faces and not take into account these risks in compensation arrangements.

In our view, rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. In 2017, holders of approximately 80 percent of Mylan shares voted opposed management’s “say on pay” proposal,10 following a “vote no” campaign by institutional investors that cited high pay “amid a public and regulatory backlash” related to EpiPen pricing.11

BMS argued to the SEC Staff that the Proposal dealt with the Company’s ordinary business operations of compliance with the SEC’s compensation disclosure requirements, and that the Company had substantially implemented the Proposal. However, the Proposal’s focus is senior executive compensation, a topic that consistently has been deemed a significant policy issue transcending ordinary business.  The Proposal asks for an analysis of the relationship between an aspect of the business climate and senior executive pay arrangements. BMS’ existing disclosures do not mention drug pricing-related risks, but rather describe compensation arrangements as required by SEC rules. The SEC Staff stated that it did not appear that the Company’s public disclosures compare favorably with the guidelines of the Proposal.12

We believe that the information sought by the Proposal would give shareholders valuable insight about how Bristol-Myers Squibb’s executive pay practices balance financial goals and management of pricing-related risks. We therefore urge shareholders to vote FOR proposal #4.

4  news.gallup.com/poll/12748/business-industry-sector-ratings.aspx
5  See http://www.mandrake.ca/bill/images/corporate_responsibility_white_paper.pdf (summarizing evidence that perceptions regarding corporate social responsibility drive higher levels of employee engagement and retention); see also https://business.missouri.edu/sites/default/files/publication/turban_greening_1997_amj.pdf
6  https://psmag.com/social-justice/high-cost-living-cancer-big-pharma-bristol-myers-81239
7 A State Prescription Drug Legislative Trackers can be found at nashp.org/wp-content/uploads/2018/01/RxStateTracker-3.9.18.pdf (2018) and https://nashp.org/wp-content/uploads/2016/09/Rx-Legislative-Tracker-2017-Final.pdf (2017)
8 https://www.ahip.org/drug-of-the-week-sprycel-makes-the-high-priced-list/
9 http://mediaroom.sanofi.com/sanofi-pricing-principles-for-the-u-s/
10 See www.sec.gov/Archives/edgar/data/1623613/000119312517216777/d412323d8k.htm
11 www.sec.gov/Archives/edgar/data/1517047/000121465917003708/d530170px14a6g.htm
12 See https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/trinityhealth031618-14a8.pdf